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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

PRESERVER GROUP, INC.
(FORMERLY KNOWN AS MOTOR CLUB OF AMERICA)
(Name of Issuer)

COMMON STOCK, PAR VALUE $.50 PER SHARE
(Title of Class of Securities)

619823107
(CUSIP Number)

William E. Lobeck, Jr.
1132 S. Lewis Ave.
Tulsa, OK 74104-3906
(918) 585-5129
(Name, address and telephone number of person
authorized to receive notices and communications)

December 18, 2001
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box / /

    Note.  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. 619823107	Page 2 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Archer McWhorter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7	SOLE VOTING POWER
301,635

		8	SHARED VOTING POWER
548,707

		9	SOLE DISPOSITIVE POWER
301,635

		10	SHARED DISPOSITIVE POWER
548,707

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
548,707

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.6%

14	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

CUSIP NO. 619823107	Page 3 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sleepy Lagoon Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7	SOLE VOTING POWER
245,072

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
245,072

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
245,072

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.5%

14	TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D

CUSIP NO. 619823107	Page 4 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Alvin E. Swanner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7	SOLE VOTING POWER
301,635

		8	SHARED VOTING POWER
546,701

		9	SOLE DISPOSITIVE POWER
301,635

		10	SHARED DISPOSITIVE POWER
546,701

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
546,701

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.5%

14	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

CUSIP NO. 619823107	Page 5 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Brion Properties, a Louisiana partnership in commendam

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7	SOLE VOTING POWER
245,066

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
245,066

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
245,066

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.5%

14	TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D

CUSIP NO. 619823107	Page 6 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
William E. Lobeck, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7	SOLE VOTING POWER
502,956

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
502,956

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
502,956

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8%

14	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

CUSIP NO. 619823107	Page 7 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Kathryn L. Taylor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/x/
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7	SOLE VOTING POWER
21,665

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
21,665

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,665

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

14	TYPE OF REPORTING PERSON*
IN

Schedule 13D

    The persons signing this Schedule 13D Amendment 7 (collectively the "Reporting Persons") hereby amend the statement on Schedule 13D as previously amended (collectively, the "Schedule 13D"), with respect to their beneficial ownership of Common Stock par value $.50 of Preserver Group Inc. (formerly known as Motor Club of America), a New Jersey corporation (the "Issuer or the "Company"). Capitalized terms not otherwise defined shall have the meaning ascribed to them in Amendment 3.

Item 1.  Security and Issuer.

    Common Stock, par value $.50 per share, of the Issuer having principal executive offices at 95 Route 17 South, Paramus, New Jersey 07653.

Item 2.  Identity and Background.

    No change.

Item 3.  Source and Amount of Funds or Other Consideration.

    The purchase price of the 10,000 shares purchased on June 15, 2001 were paid with personal funds of SL, BP, Mr. Lobeck and Ms. Taylor, respectively.

    Messrs. McWhorter and Swanner have offered to loan (either directly or through affiliates) to the Issuer the purchase price of the Issuer self-tender and Second Step Merger transactions reported in Item 4 of up to approximately $8.53 million on an interest free basis (the "Financing Commitment"). Messrs. McWhorter and Swanner have agreed that the draw downs of the Financing Commitment will be converted into Company non-voting preferred, common stock equivalent at the same $7.75 self tender price (the "Financing Preferred"), such stock to be in all other respects parri passu with the Issuer common stock. Upon completion of the tender offer, the Reporting Persons would be expected to own 80% or more of the Issuer's capital stock.

    Any shares of Preserver Group Common Stock held by the public not purchased in the tender offer would be acquired by an affiliate of the Reporting Persons in a subsequent merger transaction at the same $7.75 per share cash price. As a result of the closing of this transaction, the Issuer would be expected to have fewer than 300 shareholders and would go private, delisting itself off the NASDAQ National Market. There would not be any changes expected to be made to the Issuer's capital structure at the completion of the transaction as Messrs. McWhorter and Swanner's funding of the transaction would be converted into Company capital stock and the Company's management team would continue to remain in place.

    An independent committee of independent directors of the Issuer Board reviewed and recommended approval of the offer by the full board of directors. Issuer Board members, George Farley, Robert S. Fried and Malcolm Galatin serve as the independent committee.

The independent committee's recommendation and the board's approval are based on a number of factors, including the opinion of Cochran, Caronia & Co., the financial advisor to the independent committee, that the $7.75 per share consideration is fair from a financial point of view to Issuer public shareholders.

Item 4.  Purpose of Transactions

    This Amended Report supplements the prior Item 4. With respect to the purchase of 10,000 shares made on June 15, 2001, the Reporting Persons believed the recent market price of the Issuer was undervalued as in comparison to what the Reporting Persons believed was its inherent fair market value.

    Each of the parties together effected the purchase of 9,500 shares of Common Stock for an aggregate of $68,875 at $7.25 per share on June 15, 2001.

    On December 18, 2001, the Issuer publicly announced that it intends to make a cash tender offer for all the publicly held shares of Issuer Common Stock at a price of $7.75 per share. The offer is conditioned upon at least 676,140 shares of Common Stock being tendered and other customary closing conditions.

    The Company said that it believes the public trading market for the Shares has not recognized and will not recognize the proper value of the Company's shares for the following reasons: 1) the Company's capitalization is significantly smaller than its peers in the property casualty insurance industry; 2) the Company's exposure to New Jersey private passenger automobile insurance; 3) the Company's diversification efforts in the past three years have subsequently not been recognized and valued; and 4) the current concentration of ownership by the Executive Committee of the Company in combination with the small number of shares available has created an excessive discount to tangible book value. As a result, the shares rarely trade and when they do trade, have traded at a significant discount to the shares' book value for an extended period of time, with no change in this circumstance appearing likely in the future.

    Messrs. Lobeck, McWhorter and Swanner who constitute the Executive Committee of the Company have told the Board of Directors that they have no plans to sell their shares and that the Reporting Persons hereunder would not tender their shares to the Company. Thus, the Company is proposing to tender for all of the shares, other than the Company's Executive Committee, to provide those shareholders with a liquidity opportunity not provided by the current public market at a significant premium to the current market price and to save the Company the expense of being publicly held and enable it to focus on growing and diversifying its insurance operations.

    Messrs. McWhorter and Swanner have agreed that the draw downs of the Financing Commitment will be converted into Company non-voting preferred, common stock equivalent at the same $7.75 self tender price (the "Financing Preferred"), such stock to be in all other respects parri passu with the Issuer common stock.

    Other than Kathryn L. Taylor, the wife of William E. Lobeck, each of Messrs. Lobeck, McWhorter and Swanner is a director of the Issuer, and together they constitute the Executive Committee of the Issuer's Board of Directors. Although Messrs. Lobeck, McWhorter and Swanner acted in concert with respect to the transactions described herein, there is presently no agreement, understanding or arrangement among any of them to act in concert again in the future with respect to any of the Issuer's securities. Any one or more of the Reporting Persons may effect, alone or together, additional transactions in securities of the Issuer through a variety of possible means, including but not limited to open market and privately negotiated transactions. None of the Reporting Persons, is bound to increase or decrease his, her or its holdings, and depending upon future developments, may also in his, her or its sole discretion determine at any time or from time to time to acquire additional Issuer securities or to sell or otherwise dispose of any or all of his, her or its Issuer securities. Each such individual and entity reserves the right to act with respect to his or its holdings as he, she or it deems in his, her or its best interests.

    Except as set forth in Items 3 4 or 5, none of the Reporting Persons, has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

    The following table sets forth certain information as to the beneficial ownership of the Issuer's common stock by the Reporting Persons as of the date hereof.

As of the date hereof, the Reporting Persons own a total of 1,022,870 shares of the Issuer's issued and outstanding common stock plus 597,159 shares to be acquired upon conversion of the Debentures.

	Shares Beneficially Owned Prior to June 15, 2001
Name	Issued Shares	Shares to be Acquired upon Conversion of Debentures	Shares Purchased June 15, 2001
Archer McWhorter	303,635(a)	201,736(b)	-0-
Sleepy Lagoon, Ltd.	40,170	201,736(b)	3,166
Alvin E. Swanner	301,635	201,735(c)	-0-
Brion Properties	40,164	201,735(c)	3,167
William E. Lobeck	307,684(d)	193,688	1,584
Kathryn L. Taylor	20,082(e)	-0-	1,583

Totals	1,012,870		9,500

(a)
The 303,635 shares of the Issuer's common stock beneficially owned by Archer McWhorter are held of record by the McWhorter Family Trust, of which Mr. McWhorter is a Trustee.

(b)
The 201,736 shares of the Issuer's common stock to be acquired upon conversion in full of the Debentures, as described in Item 3 of Amendment 3 to this Schedule 13D, will be held of record by Sleepy Lagoon, Ltd., a Texas limited partnership of which Mr. McWhorter is the general partner. Such shares will be beneficially owned by Mr. McWhorter.

(c)
The 201,735 shares of the Issuer's common stock to be acquired upon conversion in full of the Debentures, as described in Item 3 of Amendment 3 to this Schedule 13D, will be held of record by Brion Properties, a Louisiana partnership in commendam of which Mr. Swanner is the general partner. Such shares will be beneficially owned by Mr. Swanner.

(d)
Includes 20,083 shares of the Issuer's Common Stock beneficially owned by William E. Lobeck held of record by the William E. Lobeck Revocable Trust, of which Mr. Lobeck is a Trustee.

(e)
The shares of the issuer's Common Stock beneficially owned by Kathryn L. Taylor are held by the Kathryn L. Taylor Revocable Trust, of which Ms. Taylor is a Trustee. Ms. Taylor is the wife of William E. Lobeck; Mr. Lobeck disclaims beneficial ownership in such shares.

    The effect of the Issuer self tender offer and second step merger would be to cash out the public shareholders of Issuer and result in the Reporting Persons owning all of the then issued and outstanding shares of Issuer Common Stock and for Issuer to no longer be listed on the NASDAQ National Market system.

    There have been no transactions in respect of the Issuer's common stock during the past 60 days which are required to be reported in this Item 5 except as described above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    None, other than as described in Items 3, 4 and 5.

Item 7.  Material to be Filed as Exhibits.

    Issuer Press Release dated December 18, 2001 incorporated by reference to Issuer Form 8K dated December 18, 2001.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARCHER MCWHORTER

Dated As of December 18, 2001	/s/ ARCHER MCWHORTER

SLEEPY LAGOON LTD.

Dated As of December 18, 2001	By:	/s/ ARCHER MCWHORTER Name: Archer McWhorter Title: General Partner

ALVIN E. SWANNER

Dated As of December 18, 2001	/s/ ALVIN E. SWANNER

BRION PROPERTIES, a Louisiana partnership in commendam.

Dated As of December 18, 2001	By:	/s/ ALVIN E. SWANNER Name: Alvin E. Swanner Title: General Partner

WILLIAM E. LOBECK

Dated As of December 18, 2001	/s/ WILLIAM E. LOBECK

KATHRYN L. TAYLOR

Dated As of December 18, 2001	/s/ KATHRYN L. TAYLOR

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Schedule 13D
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